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                           August 21, 2020

       David Zaccardelli, Pharm. D
       Chief Executive Officer
       Verona Pharma plc
       3 More London Riverside
       London SE1 2RE
       United Kingdom

                                                        Re: Verona Pharma plc
                                                            Registration
Statement on Form F-1
                                                            Filed August 17,
2020
                                                            File No. 333-247928

       Dear Dr. Zaccardelli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Nathan Ajiashvili, Esq.